June 20, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Attention: Terence O’Brien, Accounting Branch Chief

RE:                         Aegion Corporation

Form 10-K for the Year Ended December 31, 2012

Filed February 27, 2013

File No. 1-35328

Dear Mr. O’Brien:

On behalf of Aegion Corporation (the “Company”), I am writing in response to the comments contained in the letter dated June 7, 2013 (the “Letter”) from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), filed on February 27, 2013.

We have made every effort to address the observations and recommendations included in the Letter. For your convenience, we have included below in italics the original text of the comments from the Letter followed by the Company’s response.

Item 1. Business, page 2

Contract Backlog, page 12

1.

We note your response to comment 1 from our letter dated May 7, 2013. Please revise your future filings to clarify, as indicated in your response, that you assume that the signed government and municipal contracts included in your backlog have been funded but that you have not undertaken a process to verify contract funding status.

Response: The Company advises the Staff that in future filings, it will include the following language in it backlog discussion:

“The Company assumes that these signed contracts are funded. For its government or municipal contracts, the Company’s customers generally obtain funding through local budgets or pre-approved bond financing. The Company has not undertaken a process to verify funding status of these contracts and, therefore, cannot reasonably estimate what portion, if any, of its contracts in backlog have not been funded. However, the Company has little history of signed contracts being canceled due to the lack of funding.”

2.

We note your response to comment 2 from our letter dated May 7, 2013. It appears that approximately 35% of your contracts included in backlog as of December 31, 2012 and March 31, 2013 represent pass through contracts. Please clarify for us how your gross margins on pass through contracts typically compare to gross margins on non-pass through contracts. If your pass through contracts have historically resulted in materially different gross margins, we believe that separate disclosure of this information would be helpful to investors as a means of analyzing trends and changes in operating results.

Response: The Company advises the Staff that it does not manage its contracts with this distinction. The Company defines pass through contracts as contracts in which it is not the primary contractor. Instead, it is the subcontractor to a general contractor. For non-pass through contracts, the Company is the primary contractor for a given project. Regardless of this distinction, the Company manages these types of contracts in the same manner. The historical gross margins for these contracts do not differ materially. If any contract, or group of contracts, differs materially in gross margin, the Company will disclose the impact on the operating results and the backlog in the Management Discussion and Analysis sections of its filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 31

Critical Accounting Policies, page 45

3.

Based upon your response to comment 7 from our letter dated May 7, 2013, it appears that the assumptions used in your October 2012 goodwill impairment analysis for the European Water and Wastewater reporting unit differed rather significantly from the assumptions used for the other reporting units. Since the fair value of this reporting unit exceeded its carrying value by just 2.6% as of December 31, 2012 and therefore, could be at risk for future impairments, we believe your critical accounting policy disclosures would be enhanced if you disclosed how the assumptions used for the European Water and Wastewater reporting unit differed from your other reporting units. Your revised disclosures could be provided in a manner similar to the way you explained these differences in your May 24, 2013 response letter.

Response: The Company advises the Staff that in future filings, it will provide enhanced disclosures on the assumptions used in its goodwill impairment analysis for a specific reporting unit if they differ materially from the assumptions used in other reporting units. For example, for its European Water and Wastewater reporting unit, the Company would include the following disclosure in its Critical Accounting Policy section on the Form 10-K (page 66):

“Due to the recent macro-economic issues throughout Europe, the fair value of this reporting unit decreased $17.2 million, or 17.4%, from the prior year. The assumptions used in impairment analysis include revenue declines for the first three years of our ten-year discounted cash flow analysis, a higher weighted average cost of capital due to the uncertainty in the market place and the lowest forward looking EBITDA multiple of all of our water and wastewater reporting units, which is reflective of an appropriate approach given the current economic climate in this region. The Company believes the macro-economic conditions are improving steadily.”

Pursuant to your request, the Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,

AEGION CORPORATION

/s/ David A. Martin

David A. Martin

Senior Vice President and Chief Financial Officer